iSpecimen Inc.

450 Bedford Street

Lexington, MA 02420

July 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ryan Lichtenfels

Re:	iSpecimen Inc.

Registration Statement on Form S-3

Filed July 1, 2022

File No. 333-265976

Dear Mr. Lichtenfels:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iSpecimen Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m. ET on Tuesday, July 12, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Christopher Ianelli
Christopher Ianelli
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP